Exhibit 99.3

Wipro Limited

CIN: L32102KA1945PLC020800
Registered Office:
Wipro Limited,
Doddakanneli, Sarjapur Road, Bangalore-560035, India.
Website: www.wipro.com
Email id - info@wipro.com
Tel: +91-80-2844 0011
Fax: +91-80-2844 0054

WIPRO
Applying Thought

Extract of statutorily audited consolidated financial results of Wipro Limited and its Subsidiaries for The quarter and nine months ended December 31, 2015 prepared in compliance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(₹ in millions, except share and per share data, unless otherwise stated)

Particulars	Quarter ended December 31, 2015	Nine months ended December 31, 2015	Quarter ended December 31, 2014
Total income from operations (net)	129,516	378,890	120,851
Net Profit / (Loss) from ordinary activities after tax	22,430	66,871	22,031
Net Profit / (Loss) for the period after tax (after Extraordinary items)	22,430	66,871	22,031
Equity Share Capital	4,941	4,941	4,937
Reserves (excluding Revaluation Reserve as shown in the Balance Sheet of previous year ended 31st March, 2015 and 31st March, 2014 respectively)	403,045	403,045	338,567
Earnings Per Share (before extraordinary items) (of ₹ 2/- each)			
Basic:	9.09	27.10	8.92
Diluted:	9.07	27.05	8.88
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)			
Basic:	9.09	27.10	8.92
Diluted:	9.07	27.05	8.88

The consolidated interim financial results of the Company for the quarter and nine months ended December 31, 2015 have been approved by the Board of Directors of the Company at its meeting held on January 18, 2016. The statutory auditors have expressed an unqualified audit opinion.

Standalone Audited Financial Results of Wipro Limited

Particulars	Quarter ended December 31, 2015	Nine months ended December 31, 2015	Quarter ended December 31, 2014
Total income from operations (net)	112,727	333,058	105,212
Net Profit / (Loss) from ordinary activities after tax	20,045	61,346	19,923
Net Profit / (Loss) for the period after tax (after Extraordinary items)	20,045	61,346	19,923
Equity Share Capital	4,941	4,941	4,937
Reserves (excluding Revaluation Reserve as shown in the Balance Sheet of previous year ended 31st March, 2015 and 31st March, 2014 respectively)	341,279	341,279	288,627
Earnings Per Share (before extraordinary items) (of ₹ 2/- each)			
Basic:	8.16	24.97	8.11
Diluted:	8.14	24.93	8.07
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)			
Basic:	8.16	24.97	8.11
Diluted:	8.14	24.93	8.07

The audited interim financial results of the Company for the quarter and nine months ended December 31, 2015 have been approved by the Board of Directors of the Company at its meeting held on January 18, 2016. The statutory auditors have expressed an unqualified audit opinion.

Notes: 1. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com /corporates), the National Stock Exchange website (URL: www.nseindia.com /corporates) and on the Company's website (URL: www.wipro.com).

2. On January 18, 2016, the Board of Directors of the Company declared an interim dividend of ₹ 5 ($0.08) per equity share and ADR (250% on an equity share of par value of ₹ 2).

By Order of the Board,
For Wipro Ltd.
T K Kurien,
Executive Director & Chief Executive Officer

Place: Bangalore
Date: January 18, 2016

RK SWAMY/BBDO 2202